Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements as of September 30, 2015

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2015	December 31, 2014
CURRENT ASSETS
Cash and cash equivalents	4	5,190,528	3,049,971
Short-term investments
Held for Trading	4	1,548,127	2,798,834
Trade accounts receivable - net	5	5,477,996	4,438,676
Inventories	6	10,040,178	8,866,888
Tax credits		695,661	686,958
Income and social contribution taxes recoverable		605,341	468,309
Unrealized gains on financial instruments	13	42,011	41,751
Other current assets		484,323	331,352
		24,084,165	20,682,739

NON-CURRENT ASSETS
Tax credits		86,513	78,412
Deferred income taxes		4,548,381	2,567,189
Unrealized gains on financial instruments	13	3,310	—
Related parties	15	44,163	80,920
Judicial deposits	14	1,646,796	1,430,865
Other non-current assets		456,551	375,732
Prepaid pension cost		115,529	196,799
Investments in associates and jointly-controlled entities	8	1,494,365	1,394,383
Goodwill	10	17,335,248	12,556,404
Other Intangibles		1,913,446	1,547,098
Property, plant and equipment, net		24,761,216	22,131,789
		52,405,518	42,359,591

TOTAL ASSETS		76,489,683	63,042,330

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	September 30, 2015	December 31, 2014
CURRENT LIABILITIES
Trade accounts payable		4,129,444	3,236,356
Short-term debt	11	2,132,459	2,037,869
Taxes payable		391,925	405,490
Income and social contribution taxes payable		154,423	388,920
Payroll and related liabilities		758,790	668,699
Dividends payable		—	119,318
Employee benefits		35,915	34,218
Environmental liabilities		25,157	23,025
Unrealized losses on financial instruments	13	703	0
Other current liabilities		798,184	858,901
		8,427,000	7,772,796

NON-CURRENT LIABILITIES
Long-term debt	11	25,199,878	17,148,580
Debentures	12	250,954	335,036
Deferred income taxes		1,303,973	944,546
Unrealized losses on financial instruments	13	—	8,999
Provision for tax, civil and labor liabilities	14	1,816,239	1,576,355
Environmental liabilities		113,107	93,396
Employee benefits		1,740,256	1,272,631
Other non-current liabilities		1,625,895	635,457
		32,050,302	22,015,000

EQUITY	16
Capital		19,249,181	19,249,181
Treasury stocks		(387,967)	(233,142)
Capital reserves		11,597	11,597
Retained earnings		9,785,525	11,366,957
Operations with non-controlling interests		(2,877,199)	(1,732,962)
Other reserves		9,927,050	3,539,188
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		35,708,187	32,200,819

NON-CONTROLLING INTERESTS		304,194	1,053,715

EQUITY		36,012,381	33,254,534

TOTAL LIABILITIES AND EQUITY		76,489,683	63,042,330

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended		For the nine-month period ended
	Note	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

NET SALES		11,925,345	10,705,945	33,132,112	31,702,543

Cost of sales	19	(10,714,442)	(9,430,085)	(29,627,942)	(27,847,263)

GROSS PROFIT		1,210,903	1,275,860	3,504,170	3,855,280

Selling expenses	19	(195,595)	(172,206)	(559,992)	(525,337)
General and administrative expenses	19	(434,561)	(488,796)	(1,367,184)	(1,521,545)
Other operating income	19	26,479	64,091	126,858	152,563
Other operating expenses	19	(18,925)	(45,369)	(86,162)	(97,257)
Impairment of assets	22	(1,867,586)	—	(1,867,586)	—
Equity in earnings of unconsolidated companies	8	5,508	35,228	19,310	88,851

INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES		(1,273,777)	668,808	(230,586)	1,952,555

Financial income	20	101,887	66,056	305,515	216,763
Financial expenses	20	(495,342)	(345,768)	(1,261,289)	(1,005,079)
Exchange variations, net	20	(1,044,407)	(308,418)	(1,601,269)	(104,425)
Gain and losses on financial instruments, net	20	56,525	13,234	70,259	5,533

INCOME (LOSS) BEFORE TAXES		(2,655,114)	93,912	(2,717,370)	1,065,347

Current	7	53,554	(208,473)	(236,234)	(325,688)
Deferred	7	643,256	376,512	1,527,135	355,721
Income and social contribution taxes		696,810	168,039	1,290,901	30,033

NET INCOME (LOSS)		(1,958,304)	261,951	(1,426,469)	1,095,380

ATTRIBUTABLE TO:
Owners of the parent		(1,942,951)	252,222	(1,394,261)	1,005,901
Non-controlling interests		(15,353)	9,729	(32,208)	89,479
		(1,958,304)	261,951	(1,426,469)	1,095,380

Basic earnings per share - preferred and common - (R$)	17	(1.15)	0.15	(0.83)	0.59

Diluted earnings per share - preferred and common - (R$)	17	(1.15)	0.15	(0.83)	0.59

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net income (loss) for the period	(1,958,304)	261,951	(1,426,469)	1,095,380
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and jointly-controlled entities	292,274	117,511	456,657	32,784
Cumulative translation adjustment	6,783,234	1,736,002	9,844,444	254,281
Unrealized Losses on net investment hedge	(2,520,536)	(503,871)	(3,811,294)	(132,923)
Cash flow hedges
Unrealized Gains (Losses)	7,723	(14,612)	14,636	58,058
Reciclying to income	—	—	—	(59,988)
	4,562,695	1,335,030	6,504,443	152,212
Items that will not be reclassified to profit or loss
Net unrealized gains on defined benefit pension plan	—	—	—	148,458
	—	—	—	148,458
Other comprehensive income, net of tax	4,562,695	1,335,030	6,504,443	300,670

Total comprehensive income for the period, net of tax	2,604,391	1,596,981	5,077,974	1,396,050

Total comprehensive income attributable to:
Owners of the parent	2,570,318	1,541,683	4,993,784	1,293,604
Non-controlling interests	34,073	55,298	84,190	102,446
	2,604,391	1,596,981	5,077,974	1,396,050

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest
				Retained earnings						Other Reserves
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Tax Incentives Reserve	Investments and working capital reserve	Pension Plan	Retained earnings	Operations with non- controlling interests	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation adjustment	Stock Option	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 1, 2014	19,249,181	(238,971)	11,597	558,084	560,405	9,620,293	(266,030)	—	(1,732,962)	1,620	(1,525,652)	3,281	3,994,567	103,666	30,339,079	1,681,678	32,020,757
2014 Changes in Equity
Net income	—	—	—	—	—	—	—	1,005,901	—	—	—	—	—	—	1,005,901	89,479	1,095,380
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	141,381	—	—	—	(132,241)	(1,878)	280,441	—	287,703	12,967	300,670
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	141,381	1,005,901	—	—	(132,241)	(1,878)	280,441	—	1,293,604	102,446	1,396,050
Supplementary dividend	—	—	—	—	—	(12)	—	—	—	—	—	—	—	—	(12)	—	(12)
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	—	26,555	26,555	910	27,465
Stock option exercised during the period	—	4,335	—	—	—	(469)	—	—	—	—	—	—	—	—	3,866	66	3,932
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,612)	(1,612)
Dividends/interest on capital	—	—	—	—	—	—	—	(221,593)	—	—	—	—	—	—	(221,593)	(16,781)	(238,374)
Balance as of September 30, 2014 (Note 16)	19,249,181	(234,636)	11,597	558,084	560,405	9,619,812	(124,649)	784,308	(1,732,962)	1,620	(1,657,893)	1,403	4,275,008	130,221	31,441,499	1,766,707	33,208,206

Balance as of January 1, 2015	19,249,181	(233,142)	11,597	628,228	611,531	10,475,045	(347,847)	—	(1,732,962)	1,620	(2,472,853)	(2,543)	5,874,714	138,250	32,200,819	1,053,715	33,254,534
2015 Changes in Equity
Net income (loss)	—	—	—	—	—	—	—	(1,394,261)	—	—	—	—	—	—	(1,394,261)	(32,208)	(1,426,469)
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	—	—	(3,808,503)	14,406	10,182,142	—	6,388,045	116,398	6,504,443
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	(1,394,261)	—	—	(3,808,503)	14,406	10,182,142	—	4,993,784	84,190	5,077,974
Shareholders transactions:
Adjustments of dividends after repurchase/exercise of shares	—	—	—	—	—	944	—	—	—	—	—	—	—	—	944	—	944
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	—	(183)	(183)	(379)	(562)
Treasury stocks	—	(186,033)	—	—	—	—	—	—	—	—	—	—	—	—	(186,033)	(3,038)	(189,071)
Stock option exercised during the period	—	31,208	—	—	—	(2,604)	—	—	—	—	—	—	—	—	28,604	3,355	31,959
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	(1,144,237)	—	—	—	—	—	(1,144,237)	(830,582)	(1,974,819)
Dividends/interest on capital	—	—	—	—	—	—	—	(185,511)	—	—	—	—	—	—	(185,511)	(3,067)	(188,578)
Balance as of September 30, 2015 (Note 16)	19,249,181	(387,967)	11,597	628,228	611,531	10,473,385	(347,847)	(1,579,772)	(2,877,199)	1,620	(6,281,356)	11,863	16,056,856	138,067	35,708,187	304,194	36,012,381

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the nine-month period ended
	Note	September 30, 2015	September 30, 2014

Cash flows from operating activities
Net income (loss) for the period		(1,426,469)	1,095,380
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	19	1,900,874	1,637,322
Impairment of assets	22	1,867,586	—
Equity in earnings of unconsolidated companies	8	(19,310)	(88,851)
Exchange variation, net	20	1,601,269	104,425
Gains on financial instruments, net	20	(70,259)	(5,533)
Post-employment benefits		166,548	131,398
Stock based remuneration		36,141	27,788
Income and social contribution taxes	7	(1,290,901)	(30,033)
Gains on disposal of property, plant and equipment and investments, net		(3,128)	(42,830)
Allowance for doubtful accounts		60,604	40,178
Provision for tax, labor and civil claims		245,494	195,039
Interest income on trading securities		(134,629)	(102,820)
Interest expense on loans	20	1,102,310	862,452
Interest on loans with related parties	15	(2,578)	(2,368)
(Reversal) Provision for net realizable value adjustment in inventory	6	(8,384)	10,600
		4,025,168	3,832,147
Changes in assets and liabilities
Decrease (Increase) in trade accounts receivable		481,661	(266,869)
Decrease (Increase) in inventories		1,055,221	(803,200)
(Decrease) Increase in trade accounts payable		(334,393)	247,435
Increase in other receivables		(338,442)	(450,665)
Decrease in other payables		(147,985)	(122,745)
Dividends from associates and jointly-controlled entities		33,794	89,694
Purchases of trading securities		(900,546)	(1,859,764)
Proceeds from maturities and sales of trading securities		2,561,015	2,298,537
Cash provided by operating activities		6,435,493	2,964,570

Interest paid on loans and financing		(652,608)	(632,887)
Income and social contribution taxes paid		(574,329)	(378,810)
Net cash provided by operating activities		5,208,556	1,952,873

Cash flows from investing activities
Additions to property, plant and equipment	9	(1,769,175)	(1,593,616)
Proceeds from sales of property, plant and equipment, investments and other intangibles		16,180	110,744
Additions to other intangibles		(69,020)	(52,693)
Payment for business acquisitions	3.6	(20,929)	—
Capital increase in jointly-controlled entity		(40,524)	—
Net cash used in investing activities		(1,883,468)	(1,535,565)

Cash flows from financing activities
Purchase of treasury shares		(189,071)	—
Proceeds from exercise of shares		—	3,932
Dividends and interest on equity paid		(283,509)	(339,019)
Proceeds from loans and financing		1,822,209	2,382,268
Repayment of loans and financing		(3,048,672)	(1,777,613)
Intercompany loans, net		39,335	20,603
Increase in controlling interest in subsidiaries	3.6	(339,068)	—
Net cash (used) provided in financing activities		(1,998,776)	290,171

Exchange variation on cash and cash equivalents		814,245	65,392

Increase in cash and cash equivalents		2,140,557	772,871
Cash and cash equivalents at beginning of period		3,049,971	2,099,224
Cash and cash equivalents at end of period		5,190,528	2,872,095

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais – R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, also produces flat steel and iron ore, activities which expanded the product mix and made its operations even more competitive. Gerdau has industrial operations in 14 countries in the Americas, Europe and Asia, which together represent installed capacity of over 26 million tons of steel per year. It is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. With more than 110 thousand shareholders, Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Disclosure Committee on October 28, 2015.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month period ended September 30, 2015 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2014, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2014, except, where applicable, for the impact of the adoption of standards and interpretations of rules described below:

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their mandatory adoption for the period beginning on January 1, 2015 and/or after.

The following IFRS standards were not yet effective until September 30, 2015:

• IFRS 9 - Financial Instruments. Has the objective to replace the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of the IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2018.

• Amendments to IFRS 9 and IFRS 7 - Mandatory Effective Date and Transition Disclosures. The amendment of IFRS 9 deals with the extension of the adoption date. The amendment of IFRS 7 addresses issues relating to disclosure about the transition from IAS 39 to IFRS 9 and aspects related to the restatement of the comparative periods at the date of adoption of this statement. This revised standards are effective for annual reporting periods beginning on or after January 1, 2018.

• IFRS 14 — Regulatory Deferral Accounts. Determine the recognition of regulatory assets and liabilities at the first adoption of the IFRS. This standard is effective for annual periods beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

• Amendments to IFRS 11 — Joint Arrangements. The amendment of IFRS 11 seek to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business, as defined in IFRS 3. The revised standard is effective for years beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

• Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization. The amendment of IAS 16 and IAS 38 seek to clarify the depreciation and amortization methods, aligned with the concept of expected future economic benefits from the use of the asset over its economic useful life. These revised standards are effective for years beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

• IFRS 15 - Revenue from Contracts with Customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. This standard is effective for years beginning on or after January 1, 2018. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

• Amendments to IAS 16 and IAS 41- Agriculture: Bearer Plants. The amendment of IAS 16 and IAS 41 has the objective to include in IAS 16 the concept of bearer plants and determine their recognition as fixed assets. These revised standards are effective for years beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

• IFRS 9 - Financial Instruments. Has the objective of replacing the standard IAS 39 and addresses some application questions and introduced a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. Also, the IASB added to IFRS 9 the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit. This standard is effective for annual reporting periods beginning on or after January 1, 2018. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

• Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between and Investor and its Associate or Joint Venture. Has the objective to establish accounting treatment for transactions with assets between an investor and associate or jointly controlled entity. These revised standards are effective for annual periods beginning on or after January 1, 2016. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

• Amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34 - Annual Improvements to IFRSs. These revised standards are effective for years beginning on or after January 1, 2016. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

•Amendments to IAS 1 — Disclosure Initiative. Provides guidance related to changes in the set of financial statements of an entity. This revised standard is effective for years beginning on or after January 1, 2016. The Company is assessing the potential impacts from the adoption of this standard on the Company’s Financial Statements.

• Amendments to IFRS 10, IFRS 12 and IAS 28 — Investment Entities: Applying the Consolidation Exception. Provides disclosure requirements of financial statements for investment entities. These revised standards are effective for annual periods beginning on or after January 1, 2016. The Company does not expect any impact from adopting this revised standard on its Consolidated Financial Statements.

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of participation in subsidiaries for the period ended on September 30, 2015, compared to those existing on December 31, 2014, except for the operation described in note 3.4. and 3.5

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

3.2 - Jointly-Controlled Entities

The Company did not have material changes of participation in jointly-controlled entities for the period ended on September 30, 2015, compared to those existing on December 31, 2014.

3.3 — Associate companies

The Company did not have material changes in investments in associated companies for the period ended on September 30, 2015, compared to those existing on December 31, 2014, except for the operation described in note 3.4.

3.4 — Business combinations

On May 18, 2015, the Company acquired the remaining 50% interest of its former associate Armacero Industrial y Comercial S.A. (Armacero) by the amount of 4,064 million Chilean pesos (equivalent to R$ 20,929 at the acquisition date). Armacero is a trading company, distributor, importer and exporter of iron and steel located in Santiago, Chile. The fair value of the acquired assets and assumed liabilities at the acquisition of control date are substantially similar to their book value.

Amounts related to net sales and accounts receivables, attributed to Armacero and included in the Company’s Consolidated Financial Statements since the acquisition date are not material. Armacero, since the acquisition date until September 30, 2015, did not generate significant amounts of net sales and net income. In addition, the amount of net sales and net profit generated by this entity during the period ended September 30, 2015, had it been acquired at the beginning of that period, would not be material.

3.5 — Increase in controlling interest in subsidiaries

On July 14, 2015, the Company acquired the minority interests, below mentioned, in the following companies: Gerdau Aços Longos S.A. (4.77%), Gerdau Açominas S.A. (3.50%), Gerdau Aços Especiais S.A. (2.39%) and Gerdau América Latina Participações S.A. (4.90%), having as counterparty Itaú Unibanco S.A. and ArcelorMittal Netherlands BV. These acquisitions of equity interests, in the aggregate amount of R$ 1,986 million, will enable Gerdau S.A. to hold more than 99% of the total capital of each of these subsidiaries and, once all conditions of the respective purchase agreements are fulfilled, will be paid as follows: (a) cash payment in the amount of R$ 339 million, using immediately available funds; (b) assignment and transfer of 30 million preferred shares of Gerdau S.A. (GGBR4), held in treasury, in the amount of R$ 206 million, subject to prior approval of the Securities and Exchange Commission of Brazil; (c) exchange of a quota of a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose portfolio is formed by a single type of credit right owned by the Company arising from lawsuits claiming the collection of differences in the monetary restatement of the principal, compensatory interest, interest on arrears and other ancillary revenues owed by Eletrobrás, in the amount of R$ 802 million, as described in Note 14 and collection guaranteed by Gerdau S.A.; and (d) installment payments due in 2016, 2017, 2019, 2021 and 2022, in the aggregate amount of R$ 639 million.

In this transaction an equity adjustment of R$ 1,149 million was determined, corresponding to the difference between the amount of R$ 1,986 million and the book value, in the amount of R$ 837 million recognized directly in shareholders’ equity of the Company, since it is a transaction with shareholders.

The approval of this transaction was given in a meeting of the Board of Directors by unanimous vote of the Directors on July 13, 2015, based on the market opportunities and the consideration that the prices were appropriate taking into consideration: economic evaluations through an independent appraisal, the financial instruments used, payment tenors, the value gained through a more concentrated cash flow and the Company’s long-term outlook.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

3.6 — Total cash paid for business combinations

Companies / interest acquired	September 30, 2015	September 30, 2014
Acquisitions
Armacero Industrial y Comercial S.A.	20,929	—
	20,929	—

Increase in controlling interest in subsidiaries
Gerdau Aços Longos S.A., Gerdau Açominas S.A., Gerdau Aços Especiais S.A. e Gerdau América Latina Participações S.A.	339,068	—
	339,068	—

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	September 30, 2015	December 31, 2014
Cash	10,793	7,155
Banks and immediately available investments	5,179,735	3,042,816
Cash and cash equivalents	5,190,528	3,049,971

Short term investments

	September 30, 2015	December 31, 2014
Held for trading	1,548,127	2,798,834
Short-term investments	1,548,127	2,798,834

Held for Trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — ACCOUNTS RECEIVABLE

	September 30, 2015	December 31, 2014
Trade accounts receivable - in Brazil	1,291,256	1,513,449
Trade accounts receivable - exports from Brazil	441,826	247,772
Trade accounts receivable - foreign subsidiaries	3,900,320	2,776,269
(-) Allowance for doubtful accounts	(155,406)	(98,814)
	5,477,996	4,438,676

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 6 - INVENTORIES

	September 30, 2015	December 31, 2014
Finished products	4,681,033	4,039,615
Work in progress	2,118,465	1,799,380
Raw materials	2,123,842	1,873,287
Storeroom supplies	619,969	656,459
Advances to suppliers	335,090	285,146
Imports in transit	238,389	279,364
(-) Allowance for adjustments to net realizable value	(76,610)	(66,363)
	10,040,178	8,866,888

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

Balance as of January 1, 2014	(73,276)
Provision for adjustments to net realizable value	(63,440)
Reversal of adjustments to net realizable value	69,502
Exchange rate variation	851
Balance as of December 31, 2014	(66,363)
Acquisition of control	(312)
Provision for adjustments to net realizable value	(24,809)
Reversal of adjustments to net realizable value	33,193
Exchange rate variation	(18,319)
Balance as of September 30, 2015	(76,610)

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended September 30, 2015 and 2014. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 22.5% and 38.5%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the three-month period ended
	September 30, 2015	September 30, 2014
Income before income taxes	(2,655,114)	93,912
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	902,739	(31,930)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	27,000	188,400
- Equity in earnings of unconsolidated companies	1,872	11,977
- Interest on equity*	29,576	225
- Tax credits and incentives	4,090	(497)
- Tax deductible goodwill recorded in statutory books	42,532	89,708
- Tax payment program on foreign generated profits	—	(87,759)
- Write-off of deferred tax assets	(284,014)	—
- Other permanent differences, net	(26,985)	(2,085)
Income and social contribution taxes	696,810	168,039
Current	53,554	(208,473)
Deferred	643,256	376,512

	For the nine-month period ended
	September 30, 2015	September 30, 2014
Income before income taxes	(2,717,370)	1,065,347
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	923,906	(362,218)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	399,281	122,095
- Equity in earnings of unconsolidated companies	6,565	30,209
- Interest on equity *	63,407	46,122
- Tax credits and incentives	14,774	19,627
- Tax deductible goodwill recorded in statutory books	190,497	269,125
- Tax payment program on foreign generated profits	—	(87,759)
- Write-off of deferred tax assets	(284,014)	—
- Other permanent differences, net	(23,515)	(7,168)
Income and social contribution taxes	1,290,901	30,033
Current	(236,234)	(325,688)
Deferred	1,527,135	355,721

(*) Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on own capital — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation is the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year.  This expense is not recognized for financial reporting purposes and thus it does not impact accounting profit.

b) Tax Assets not booked:

The Company has not recorded a portion of tax assets arising from its operations in Brazil of R$ 289,354 (R$ 300,964 as of December 31, 2014), and negative basis of social contribution in subsidiaries, which do not have an expiration date. The subsidiaries in North America had R$ 480,796 (R$ 232,213 as of December 31, 2014) of tax credits on capital losses which deferred tax assets have not been booked and which expire in 2029 and also several tax losses of state credits in the amount of R$ 879,012 (R$ 496,359 as of December 31, 2014), which expire at various dates between 2015 and 2035.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c) Write-off of deferred tax assets:

The Company assessed the recoverability of certain deferred income tax assets and, due to lack of expected utilization of these assets in one of its foreign subsidiaries, registered a write-down of R$ 284,014 during the period ended September 30, 2015.

NOTE 8 — INVESTMENTS

	Jointly-Controlled Entities			Associate companies
	Joint Ventures North America	Gerdau Corsa S.A.P.I. de C.V.	Gerdau Metaldom Corp.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Others	Total
Balance as of January 01, 2014	326,764	129,391	—	132,917	26,120	286,768	296,203	390,578	1,290	1,590,031
Equity in earnings	71,518	(11,507)	7,389	23,765	(5,062)	17,923	1,029	(3,180)	—	101,875
Cumulative Translation Adjustment	(8,405)	(7,954)	30,942	—	(807)	15,502	1,177	50,269	291	81,015
Capital increase	—	—	37,678	—	—	—	—	—	—	37,678
Mergers	—	—	288,272	—		(288,272)	—	—	—	—
Impairment of assets	—	—	—	—		(31,921)	—	—	—	(31,921)
Disposal of investment	(288,695)	—	—	—	—	—	—	—	—	(288,695)
Dividends/Interest on equity	(61,030)	—	—	(32,471)	—	—	—	(2,099)	—	(95,600)
Balance as of December 31, 2014	40,152	109,930	364,281	124,211	20,251	—	298,409	435,568	1,581	1,394,383
Equity in earnings	10,505	(39,292)	26,621	12,926	(1,933)	—	5,506	4,977	—	19,310
Cumulative Translation Adjustment	14,113	32,262	181,577	—	2,611	—	87,140	138,361	593	456,657
Acquisition of control	—	—	—	—	(20,929)	—	—	—	—	(20,929)
Impairment (Note 22)	—	—	—	—	—	—	—	(361,786)	—	(361,786)
Capital increase	—	40,524	—	—	—	—	—	—	—	40,524
Dividends/Interest on equity	(1,686)	—	—	(30,796)	—	—	—	(1,312)	—	(33,794)
Balance as of September 30, 2015	63,084	143,424	572,479	106,341	—	—	391,055	215,808	2,174	1,494,365

Goodwill

	September 30, 2015	December 31, 2014
Dona Francisca Energética S.A.	17,072	17,071
Corsa Controladora S.A. de C.V.	244,739	187,981
Corporación Centroamericana del Acero, S.A.	—	261,362
	261,811	466,414

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended on September 30, 2015, acquisitions amounted to R$ 508,638 (R$ 438,194 as of September 30, 2014), and disposals amounted to R$ 9,202 (R$ 2,150 as of September 30, 2014). During the nine-month period ended on September 30, 2015, acquisitions amounted to R$ 1,769,175 (R$ 1,593,616 as of September 30, 2014), and disposals amounted to R$ 32,136 (R$ 9,147 as of September 30, 2014).

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended September 30, 2015 amounted to R$ 62,998 (R$ 30,821 as of September 30, 2014). Borrowing costs capitalized during the nine-month period ended September 30, 2015 amounted to R$ 143,102 (R$ 86,912 as of September 30, 2014).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 1,147,046 as of September 30, 2015 (R$ 862,244 as of December 31, 2014).

d) Impairment of fixed assets — The Company performed impairment test of fixed assets as presented in note 22.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 10 — GOODWILL

	Goodwill	Accumulated impairment losses	Goodwill after Impairment losses
Balance as of January 1, 2014	11,617,330	(264,285)	11,353,045
(+/-) Foreign exchange effect	1,217,668	(14,309)	1,203,359
Balance as of December 31, 2014	12,834,998	(278,594)	12,556,404
(+/-) Foreign exchange effect	5,676,970	(192,228)	5,484,742
(+/-) Impairment	—	(705,898)	(705,898)
Balance as of September 30, 2015	18,511,968	(1,176,720)	17,335,248

	September 30, 2015	December 31, 2014
Brazil	525,968	553,607
Special Steels	4,205,201	2,852,631
South America	—	408,960
North America	12,604,079	8,741,206
	17,335,248	12,556,404

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual interest rate (*)	September 30, 2015	December 31, 2014

Working capital	8.80%	3,130,452	4,062,436
Financing of property, plant and equipment and others	6.51%	4,855,758	2,064,487
Ten/Thirty Years Bonds	6.22%	19,346,127	13,059,526
Total financing		27,332,337	19,186,449
Current		2,132,459	2,037,869
Non-current		25,199,878	17,148,580

Principal amount of the financing		26,823,878	18,843,000
Interest amount of the financing		508,459	343,449
Total financing		27,332,337	19,186,449

(*) Weighted average effective interest costs on September 30, 2015.

Loans and financing denominated in Brazilian Reais are indexed at fixed rates or to the following indicators: the TJLP (long-term interest rate), CDI (Interbank Deposit Certificate), the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas) and IPCA (Extended National Consumer Price Index).

Summary of loans and financing by currency:

	September 30, 2015	December 31, 2014
Brazilian Real (R$)	4,125,088	3,481,360
U.S. Dollar (US$)	21,585,613	14,708,621
Other currencies	1,621,636	996,468
	27,332,337	19,186,449

Timeline of installment payments of long-term loans and financing is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	September 30, 2015	December 31, 2014
2016*	703,422	893,003
2017	4,701,241	3,151,662
2018	1,522,748	754,884
2019	1,096,236	671,039
2020	3,260,534	3,498,457
2021 on	13,915,697	8,179,535
	25,199,878	17,148,580

(*) For the period as of September 30, 2015, the amounts represents payments from October 01, 2016 to December 31, 2016.

a) Main funding in the period ended September 30, 2015

In March 2015, the subsidiary Siderperu renewed a loan in the amount of US$ 100 million for a three years period and guarantee of Gerdau S.A. with Bank of Tokyo. As of September 30, 2015, the outstanding balance of this loan was US$ 100 million (R$ 397.3 million as of September 30, 2015).

In August 2015, the subsidiary Diaco obtained a loan in the amount of US$ 40 million with Citibank with a three years maturity, with guarantee of Gerdau S.A.. As of September 30, 2015, the outstanding balance of this loan was US$ 37 million (R$ 147 million as of September 30, 2015).

In September 2015, certain subsidiaries obtained a bridge-loan, with guarantee of Gerdau S.A., with eighteen months maturity fot the prepayment of the Global Credit Line. As of September 30, 2015, the outstanding balance of this loan was US$ 355.7 million (R$ 1.4 billion as of September 30, 2015).

b) Covenants

In September 2015, the Company completed the renegotiation process of financial covenants in all contracts of Gerdau S.A. Starting from October, only operations with BNDES include the Company’s contract established debt ratios, however with different features from those in contracts with commercial banks. In the event of a possible breach of the indicator at the annual measurement, the Company enters into a curing period and a subsequent warranties renegotiation, not characterizing the possibility of a default event.

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 123.8 million on the balance sheet date, are guaranteed by the assets being financed.

d) Credit Lines

In June 2009, the subsidiaries of the Company, Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A., obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of September 30, 2015, the outstanding balance of this credit facility was R$ 901.2 million.

In December, 2013, the Company concluded the renewal and increase of the volume of the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1.5 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The line is divided into two tranches, US$ 500 million destined for Gerdau’s North American subsidiaries borrowing needs and US$ 1 billion for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. The following companies guarantee this agreement: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. This transaction has a 3 year term. In September 30, 2015, the Company settled and cancelled this contract in advance, also starting the renewing process of the operation for a total of US$ 1 billion. The new line will

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

be divided into two tranches, of which US$ 250 million allocated to the subsidiaries in North America and US$ 750 to subsidiaries in Latin America and Spain.

NOTE 12 — DEBENTURES

	Quantity as of September 30, 2015
Issuance	General Meeting	Issued	Held in treasury	Maturity	September 30, 2015	December 31, 2014
3rd- A and B	May 27,1982	144,000	130,322	06/01/2021	67,750	81,834
7th	July 14, 1982	68,400	61,618	07/01/2022	43,549	51,787
8th	November 11, 1982	179,964	161,108	05/02/2023	79,106	107,144
9th	June 10, 1983	125,640	123,729	09/01/2024	12,271	14,154
11th - A and B	June 29, 1990	150,000	142,069	06/01/2020	48,278	55,863
14th	August 26, 2014	20,000	20,000	08/30/2024	—	24,254
Total Consolidated					250,954	335,036

Non-current					250,954	335,036

Maturities of long-term amounts are as follows:

	September 30, 2015	December 31, 2014
2020	48,278	55,863
2021 on	202,676	279,173
	250,954	335,036

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional annual interest rate was 12.58% and 10.81% for the nine month period ended on September 30, 2015 and year ended on December 31, 2014, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other current assets, other non-current assets, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Market value — the market value of the aforementioned financial instruments is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	September 30, 2015		December 31, 2014
	Book	Fair	Book	Fair
	value	value	value	value
Assets
Cash and cash equivalents	5,190,528	5,190,528	3,049,971	3,049,971
Short-term investments	1,548,127	1,548,127	2,798,834	2,798,834
Trade accounts receivable	5,477,996	5,477,996	4,438,676	4,438,676
Related parties	44,163	44,163	80,920	80,920
Unrealized gains on derivatives	45,321	45,321	41,751	41,751
Other current assets	484,323	484,323	331,352	331,352
Other non-current assets	456,551	456,551	375,732	375,732
Liabilities
Trade accounts payable	4,129,444	4,129,444	3,236,356	3,236,356
Loans and Financing	27,332,337	25,122,334	19,186,449	19,533,676
Debentures	250,954	250,954	335,036	335,036
Other current liabilities	798,184	798,184	858,901	858,901
Other non-current liabilities	1,625,895	1,625,895	635,457	635,457
Unrealized losses on derivatives	703	703	8,999	8,999

The fair values of Loans and Financing are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the effects of the fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company believes that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

(Equity) based on internal policies and benchmarks. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Net Debt/ EBITDA, Net Financial Expenses Coverage Ratio, and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-term investments (notes 4, 11 and 12). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and equity (note 16). The Company may change its capital structure, as economic and financial conditions to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

WACC	between 10% to 13% a year
Net debt/EBITDA	less or equal to 2.5 times
Net Financial Expenses Coverage Ratio	greater or equal to 5.5 times
Debt/Equity Ratio	less than or equal to 60%

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

Impacts on Statements of Income

Assumptions	Percentage of change	September 30, 2015	September 30, 2014
Foreign currency sensitivity analysis	5%	272,031	225,225
Interest rate changes sensitivity analysis	10 bps	109,993	86,287
Sensitivity analysis of changes in prices of products sold	1%	331,321	317,025
Sensitivity analysis of changes in raw material and commodity prices	1%	193,377	197,244
Currency Swaps	10bps/5%	12,602	8,223
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	21,442	8,711

Foreign currency sensitivity analysis: As of September 30, 2015, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 272,031 and R$ 162,108 after the effects of changes in the net investment hedge described in note 13.f, as of September 30, 2015 (R$ 225,225 and R$ 166,452 of September 30, 2014, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange rate variance accounts.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 109,993 as of September 30, 2015 (R$ 86,287 as of September 30, 2014) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the nine month period ended on September 30, 2015, totals R$ 331,321 (R$ 317,025 as of September 30, 2014) and the variation in the price of raw materials and other inputs totals R$ 193,377 as of September 30, 2015 (R$ 197,244 as of September 30, 2014). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of currency swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve and of 5% in the interest rate, and its impacts in the swaps mark to market. There variations represent an income or expense of R$ 12,602 (income of R$ 8,223 as of September 30, 2014). These effects would be recognized in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 13.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Colombian Peso, Argentinean Peso and Indian Rupee and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Colombian Peso, Argentinean Peso and Indian Rupee represents a gain of R$ 21,442 as of September 30, 2015 (R$ 8,771 as of September 30, 2014) and a decrease of 5% on the US Dollar against the Colombian Peso and Indian Rupee represents a loss in the same amount presented above. The Dollar/Colombian Peso, Dollar/Argentinean Peso and Dollar/Indian Rupee forward contracts were entered into to hedge liabilities (debt) and these effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 13.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

September 30, 2015 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	5,190,528	—	—	5,190,528
Short-term investments	—	1,548,127	—	1,548,127
Unrealized gains on financial instruments	—	—	45,321	45,321
Trade accounts receivable	5,477,996	—	—	5,477,996
Related parties	44,163	—	—	44,163
Other current assets	484,323	—	—	484,323
Other non-current assets	456,551	—	—	456,551
Total	11,653,561	1,548,127	45,321	13,247,009
Financial result for the nine-month period ended on September 30, 2015	670,963	287,375	—	958,338
Financial result for the three-month period ended on September 30, 2015	387,114	126,425	—	513,539

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	4,129,444	4,129,444
Loans and Financing	—	27,332,337	27,332,337
Debentures	—	250,954	250,954
Related parties	—	—	—
Other current liabilities	—	798,184	798,184
Other non-current liabilities	—	1,625,895	1,625,895
Unrealized losses on financial instruments	703	—	703
Total	703	34,136,814	34,137,517
Financial result for the nine-month period ended on September 30, 2015	(1,267)	(3,443,855)	(3,445,122)
Financial result for the three-month period ended on September 30, 2015	(697)	(1,894,179)	(1,894,876)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

December 31, 2014 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in income	Assets at fair value with gains and losses recognized in shareholder’s equity	Total
Cash and cash equivalents	3,049,971	—	—	3,049,971
Short-term investments	—	2,798,834	—	2,798,834
Unrealized gains on financial instruments	—	—	41,751	41,751
Trade accounts receivable	4,438,676	—	—	4,438,676
Related parties	80,920	—	—	80,920
Other current assets	331,352	—	—	331,352
Other non-current assets	375,732	—	—	375,732
Total	8,276,651	2,798,834	41,751	11,117,236
Financial result for the nine-month period ended on September 30, 2014	258,402	130,720	—	389,122
Financial result for the three-month period ended on September 30, 2014	222,318	50,656	—	272,974

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	3,236,356	3,236,356
Loans and Financing	—	19,186,449	19,186,449
Debentures	—	335,036	335,036
Related parties	—	—	—
Other current liabilities	—	858,901	858,901
Other non-current liabilities	—	635,457	635,457
Unrealized losses on financial instruments	8,999	—	8,999
Total	8,999	24,252,199	24,261,198
Financial result for the nine-month period ended on September 30, 2014	(7,530)	(1,268,800)	(1,276,330)
Financial result for the three-month period ended on September 30, 2014	348	(848,218)	(847,870)

As of September 30, 2015, the Company has derivative financial instruments such as currency swaps and forward contracts in US Dollar. Part of these instruments is classified as cash flow hedges and their effectiveness can be measured, having their unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which validates the mark to market of these transactions. All derivative financial instruments are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and results. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage market risks as mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies), currency swaps and currency forward contracts.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Forward Contracts in US Dollar

The Company has entered into NDFs (Non Deliverable Forward) in order to mitigate the exchange variance risk on liabilities denominated in foreign currencies, mainly US dollar. The counterparties of these transactions are financial institutions with a low credit risk.

Swap Contracts

The Company entered into cross currency swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based in the local currency. The counterparties to these transactions are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

			Notional value				Amount receivable		Amount payable
Contracts	Position		September 30, 2015		December 31, 2014		September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Forward

Maturity at 2015			US$	80.1 million	US$	80.0 million	24,175	41,751	—	—
Maturity at 2016			US$	45.1 million		—	17,836	—	(703)	—

Swap contracts

Maturity between 2017 and 2018	receivable under the swap	Libor 6M +2%-2.25%	US$	25.0 million	US$	25.0 million	3,310	—	—	(8,999)
	payable under the swap	10.17%-11.02%	US$	40.0 million	US$	40.0 million
Total fair value of financial instruments							45,321	41,751	(703)	(8,999)

Prospective and retrospective tests demonstrated the effectiveness of these instruments.

	September 30, 2015	December 31, 2014
Unrealized gains on financial instruments
Current assets	42,011	41,751
Non-current assets	3,310	—
	45,321	41,751
Unrealized losses on financial instruments
Current liabilities	(703)	—
Non-current liabilities	—	(8,999)
	(703)	(8,999)

	September 30, 2015	September 30, 2014
Net Income
Gains on financial instruments	115,091	12,822
Losses on financial instruments	(44,832)	(7,289)
	70,259	5,533
Other comprehensive income
Gains (Loss) on financial instruments	14,636	(1,930)
	14,636	(1,930)

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 2.7 billion (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 1.0 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.2 billion, which were made in order to provide part of the funds to purchase these investments abroad.

Based on the standard and interpretation mentioned above, the Company has proven the effectiveness of the hedge from its designation dates and demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized loss, net of taxes, in the amount R$ 2,520,536 and as an unrealized loss in the amount of R$ 3,881,294 for the three and nine month period ended on September 30, 2015, respectively (loss of R$ 503,871 and R$ 132,923 for the three and nine month period ended on September 30, 2014, respectively).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of September 30, 2015, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of September 30, 2015 and December 31, 2014, are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014

Current assets
Cash and cash equivalents	5,190,528	3,049,971	—	—	5,190,528	3,049,971
Short-term investments
Trading	1,548,127	2,798,834	452,305	978,840	1,095,822	1,819,994
Trade accounts receivable	5,477,996	4,438,676	—	—	5,477,996	4,438,676
Swap contracts and others	42,011	41,751	—	—	42,011	41,751
Other current assets	484,323	331,352	—	—	484,323	331,352

Non-current assets
Related parties	44,163	80,920	—	—	44,163	80,920
Swap contracts and others	3,310	—	—	—	3,310	—
Other non-current assets	456,551	375,732	—	—	456,551	375,732
	13,247,009	11,117,236	452,305	978,840	12,794,704	10,138,396

Current liabilities
Trade accounts payable	4,129,444	3,236,356	—	—	4,129,444	3,236,356
Loans and Financing	2,132,459	2,037,869	—	—	2,132,459	2,037,869
Swap contracts and others	703	—	—	—	703	—
Other current liabilities	798,184	858,901	—	—	798,184	858,901

Non-current liabilities
Loans and Financing	25,199,878	17,148,580	—	—	25,199,878	17,148,580
Debentures	250,954	335,036	—	—	250,954	335,036
Swap contracts and others	—	8,999	—	—	—	8,999
Other non-current liabilities	1,625,895	635,457	—	—	1,625,895	635,457
	34,137,517	24,261,198	—	—	34,137,517	24,261,198
	47,384,526	35,378,434	452,305	978,840	46,932,221	34,399,594

NOTE 14 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position and operational results of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Company’s legal advisors and of Management and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

I) Provisions

	September 30, 2015	December 31, 2014
a) Tax provisions
ICMS (state VAT)	26,627	25,825
Corporate Income Tax and Social Contribution Tax	35,979	34,038
Emergency Capacity Charge and Extraordinary Tariff Adjustment	34,081	32,853
Financing of social integration program and Social security financing	1,370,791	1,177,200
Other tax provisions and Social security contributions	40,853	38,171
b) Labor provisions	262,752	228,475
c) Civil provisions	45,156	39,793
	1,816,239	1,576,355

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

a) Tax Provisions

The tax provisions relate mainly to the discussions concerning the compensation of PIS credits, PIS and COFINS on other revenues and exclusion of ICMS from the PIS and COFINS tax base. With respect to proceedings dealing with the exclusion of ICMS from the calculation basis of PIS and COFINS, the Company and its subsidiaries are judicially depositing the amounts involved.

b) Labor Provisions

The Company and its subsidiaries are party to labor claims. None of these claims involve individually significant amounts and corresponds mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of September 30, 2015 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	September 30, 2015	December 31, 2014
Balance at the beginning of the year	1,576,355	1,294,598
(+) Additions	199,256	213,285
(+) Monetary variation	107,543	128,305
(-) Reversal of accrued amounts	(72,925)	(59,714)
(+) Foreign exchange effect on provisions in foreign currency	6,010	(119)
Balance at the end of the year	1,816,239	1,576,355

II) Contingent liabilities for which provisions were not recorded

a) Tax contingencies

a.1) The Company and its subsidiaries Gerdau Aços Longos S.A. and Gerdau Açominas S.A. have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 1,071,637.

a.2) The subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., have a discussion related to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax in an updated amount of R$ 1,435,758, related to profits abroad.

a.3) The Company and its subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 443,852.

a.4) The subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., discuss, administratively, the disallowance of the deductibility for income tax and social contribution purposes of goodwill related to the reorganization carried out in 2004/2005, pursuant to article 7 and 8 of Law 9532/97. The total updated amount of the discussions is R$ 3,636,644.

On April 6, 2015, the Company received Official Letter n° 134/2015/CVM/SEP/GEA-2 of the Brazilian Securities and Exchange Commission with request for clarification on news related to inquisition in the Tax Administrative Appeal Board. In response to the Letter, the Company clarifies that, up to this date, has not been contacted by any public authority about the operation Zelotes. The Company also reiterates that have strict ethical standards in conducting their pleas with public agencies.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

In May 2004, Gerdau S.A. filed a new lawsuit with the purpose of annulling the administrative proceeding grounded on formal irregularities found during the discovery.

CADE, irrespective of the request for submission of evidence that a cartel does not exist made by Gerdau S.A., judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company, for formation of a cartel and other long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, currently, awaits judgment in the lower court. In the event the irregularities in the process alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, in order to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the request of the first suit begun by Gerdau, but also indicates irregularities found during the course of the administrative proceeding. On August 30, 2006, Gerdau was successful in obtaining legal protection in order to suspend the effects of CADE’s decision (R$ 245,070 fine equal to 7% of the gross revenue in 1999, excluding taxes) until final court decision be reached, being offered a guarantee through a bank guarantee letter.

It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities which violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that the administrative proceeding presents irregularities, some of which are impossible to be remediated. With respect to the merit, Gerdau is certain that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is more likely than not that the decision will be reverted.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 156,303. For these demands was not performed accounting accrual, since they were considered as possible losses, based on the opinion of its legal counsel.

Management considers that the risk of losses from other contingencies affecting the results or the consolidated financial position of the Company is not more likely than not.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	September 30, 2015	December 31, 2014
Tax	1,472,695	1,286,651
Labor	77,473	66,608
Civil	96,628	77,606
	1,646,796	1,430,865

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

IV) Eletrobrás Compulsory Loan

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or superior to 2000kwh through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issue. Prior to the conversion of the credits into shares, those credits were adjusted through an indexer and quantifier, called Standard Unit (SU). It happens that the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of next year, resulting in a lack of monthly monetary adjustment during the years of collection, as well as interest. This procedure imputed to taxpayers considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels.

In order to claim the appropriate interest and monetary correction, subtracted by the methodology applied by Eletrobrás, the Company (understood to be legal entities existing at the time and later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, moratory and other accessory amounts owed by Eletrobrás due to the compulsory loans, totaling approximately R$ 1,260 million. Recently, particularly in 2015, processes involving representative amounts were definitively judged by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, it yet remains the enforcement of ruling (or execution phase) where the actual amounts to be settled will be calculated.

Obtaining favorable decisions represented by the final judgment mentioned above, in accordance with IAS 37, suggests that the inflow of economic benefits has become probable. However, it is not yet practicable to reasonably determine the realization of the gain in the form of fitting of resources arising from these decisions has reached a level of virtually certain and that the Company has control over such assets, which under the above standards, implies that such gains are not recorded until such conditions are demonstrably present.

Part of the assets resulting from the favorable judgments of credits with Eletrobras mentioned were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC Inception date was R$ 800 million, held in September 30, 2015.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credits rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a percentage of that gain. Additionally, the Company has the right of first offer for the repurchase of such receivables in the event of sale by the Fund according to the transfer agreement for which booked R$ 800 million in “Other non-current liabilities”. According to Note 3.5, on July 14, 2015, the single quota that FIDC was sold in the acquisition of minority interests transaction in subsidiaries of Gerdau S.A.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	September 30, 2015	December 31, 2014
Assets
Associate companies
Armacero Ind. Com. Ltda.	—	9,198
Aceros Corsa, S.A. de C.V.	—	7,729

Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	211	13,634

Others
Fundação Gerdau	43,790	50,342
Others	162	17
	44,163	80,920

	For the nine-month period ended
	September 30, 2015	September 30, 2014
Net financial income	2,578	2,368

Commercial operations

During the nine-month period ended on September 30, 2015 and 2014, the Company, through its subsidiaries, performed commercial operations with some of its associated companies and jointly controlled entities in sales of R$ 562,208 as of September 30, 2015 (R$ 296,551 as of September 30, 2014) and purchases in the amount of R$ 219,625 as of September 30, 2015 (R$ 273,369 as of September 30, 2014). The net balance totals R$ 342,584 as of September 30, 2015 (R$ (23,182) as of September 30, 2014).

b)             Financial operations

	(Expenses)/Income
	For the nine-month period ended
	September 30, 2015	September 30, 2014
Shareholders
Indac - Ind. Adm. e Comércio S.A. (*)	(2,777)	(5,100)
Grupo Gerdau Empreendimentos Ltda. (**)	696	444

(*) Guarantees of certain financing in the amount of R$ 183,204 at September 30, 2015, for which the Company pays a fee of 0.95% of the amount guranteed .

(**) Rental agreement

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c)              Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	437,387	feb/21	656,766
Empresa Siderúrgica Del Peru S.A.A.	Subsidiary	Financing Agreements	411,786	apr/16 - mar/18	441,985
GTL Trade Finance Inc.	Subsidiary	10-year Bond	1,744,000	oct/17	3,458,632
GTL Trade Finance Inc.	Subsidiary	30-year Bond	1,118,000	Undetermined	1,986,450
Diaco S.A.	Subsidiary	Financing Agreements	668,230	oct/16 - aug/18	672,750
Gerdau Holding Inc.	Subsidiary	10-year Bond	2,188,125	jan/20	2,497,377
Gerdau Trade Inc.	Subsidiary	10-year Bond	2,117,750	jan/21	4,713,846
Gerdau Corsa S.A.P.I. de C.V.	Jointly-controlled entity	Financing Agreements	2,717,352	dec/15 - mar/19	2,810,251
GTL Trade Finance Inc., Gerdau Holdings Inc.	Subsidiary	10-year Bond	2,606,346	apr/24	4,444,598
Sipar Aceros S.A.	Subsidiary	Financing Agreements	167,583	jun/17-sep/19	560,168
Coquecol S.A.C.I.	Subsidiary	Financing Agreements	103,791	dec/16 - apr/19	103,383
Gerdau Trade Inc.	Subsidiary	10-year Bond	1,501,275	apr/23	2,381,889
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	348,595	nov/15 - feb/19	457,967
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	88,797	Undetermined	80,719
Comercial Gerdau Bolivia	Subsidiary	Financing Agreements	16,072	dec/2016	15,923
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	1,866,616	jan/20 - aug/20	1,521,526
Gerdau Ameristeel Us. Inc.	Subsidiary	25-year Bond	103,596	Undetermined	202,618
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	426,098	oct/24 - dec/30	361,827
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	52,118	dec/15 - may/16	56,635
Siderúrgica Zuliana, C.A.	Subsidiary	Financing Agreements	12,132	jun/16	119,187
Sidertul, S.A. de C.V.	Subsidiary	Financing Agreements	212,496	dec/15	102,784
Gerdau Aços Especiais S.A.	Subsidiary	Financing Agreements	70,000	feb/20	70,000
Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A.	Subsidiary	Financing Agreements	900,000	jul/16	10,610

d)             Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 0 as of September 30, 2015 (R$ 62,989 as of December 31, 2014), which corresponds to 0 debentures (1,215 as of December 31, 2014). Debentures are held by controlling shareholders, directly or indirectly, in the amount of R$ 74,495 as of September 30, 2015 (R$ 110,840 as of December 31, 2014), which corresponds to 14,050 debentures (18,304 as of December 31, 2014).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

e)              Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

f)               Management compensation

The Company paid to its management salaries and variable compensation totaling R$ 3,562 and R$ 35,218 for the three and nine-month period ended on September 30, 2015, respectively (R$ 5,740 and R$ 36,269 for the three and nine-month period ended on September 30, 2014). The contributions for pension plan, related to the management of the Company, totaled R$ 196 and R$ 1,089 — Defined contribution plan for the three and nine-month period ended September 30, 2015 (R$ 629 and R$ 972 for the three and nine-month period ended September 30, 2014).

NOTE 16 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

	September 30, 2015		December 31, 2014
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,132,613,562	571,929,945	1,132,285,402
Repurchase of Shares	—	(19,923,200)	—	—
Exercise of stock option	—	1,838,203	—	328,160
Balance at the end of the period	571,929,945	1,114,528,565	571,929,945	1,132,613,562

On September 30, 2015, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	September 30, 2015						December 31, 2014
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	47,471,437	8.3	95,327,198	8.3	142,798,635	8.3	30,103,837	5.2	152,013,820	13.3	182,117,657	10.6
Foreign institutional investors	17,361,559	3.0	611,802,211	53.4	629,163,770	36.6	21,604,383	3.8	578,731,779	50.4	600,336,162	34.9
Other shareholders	57,384,295	10.0	154,557,672	13.5	211,941,967	12.3	70,509,071	12.3	149,026,479	13.0	219,535,550	12.8
Treasury stock	1,697,538	0.3	31,502,680	2.7	33,200,218	1.9	1,697,538	0.3	13,417,683	1.2	15,115,221	0.8
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	September 30, 2015				December 31, 2014
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	13,417,683	232,585	1,697,538	557	13,745,843	238,414
Repurchase of shares	—	—	19,923,200	186,033	—	—	—	—
Exercise of stock option	—	—	(1,838,203)	(31,208)	—	—	(328,160)	(5,829)
Balance at the end of the period	1,697,538	557	31,502,680	387,410	1,697,538	557	13,417,683	232,585

These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 12.30. As disclosed in note 3.5, the Company acquired non-controlling interests in some subsidiaries using as part of the payment 30 million preferred shares of Gerdau S.A. (GGBR4), held in treasury, which are pending of approval by the Brazilian Securities Exchange Commission (CVM) and therefore, they are presented as treasury shares.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I)  Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amount can be allocated to the reserve only after the minimum dividend requirements have been met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

IV) Pension Plan - actuarial gains and losses on postretirement benefits.

e) Operations with non-controlling interests - correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments and expenses recorded for stock option plans.

g) Dividends and interest on equity — The Company credited dividends to its shareholders in the amounts presented below:

Period	Nature	R$ /share	Outstanding shares (thousands)	Credit	Payment	Amount
1st quarter	Interest	0.06	1,686,329	5/21/2015	6/2/2015	101,180
2rd quarter	Interest	0.05	1,686,366	8/24/2015	9/4/2015	84,318
						185,498

The dividends and interest on equity credited during the period is composed of (i) anticipation of minimum statutory dividend and/or (ii) pre-existing retained earnings, based on adjusted net income (loss).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 17 — EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	September 30, 2015			September 30, 2014
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to Common and Preferred shareholders	(658,938)	1,284,013	(1,942,951)	84,633	167,589	252,222

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,114,467,714		571,929,945	1,132,525,622

Earnings (Losses) per share (in R$) — Basic	(1.15)	(1.15)		0.15	0.15

	For the nine-month period ended on
	September 30, 2015			September 30, 2014
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income (loss) available to Common and Preferred shareholders	(471,937)	(922,324)	(1,394,261)	337,544	668,357	1,005,901

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,117,745,366		571,929,945	1,132,452,683

Earnings (Losses) per share (in R$) — Basic	(0.83)	(0.83)		0.59	0.59

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	September 30, 2015	September 30, 2014
Diluted numerator
Allocated net income (loss) available to Common and Preferred shareholders
Net income (loss) allocated to preferred shareholders	(1,284,013)	167,589
Add:
Adjustment to net income (loss) allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(6,148)	101
	(1,290,161)	167,690

Net income (loss) allocated to common shareholders	(658,938)	84,633
Less:
Adjustment to net income (loss) allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	1,219	(101)

	(657,719)	84,532

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,114,467,714	1,132,525,622
Potential increase in number of preferred shares outstanding in respect of stock option plan	7,411,567	2,045,602
Total	1,121,879,281	1,134,571,224

Earnings (Losses) per share — Diluted (Common and Preferred Shares) - in R$	(1.15)	0.15

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the nine-month period ended on
	September 30, 2015	September 30, 2014
Diluted numerator
Allocated net income (loss) available to Common and Preferred shareholders
Net income (loss) allocated to preferred shareholders	(922,324)	668,357
Add:
Adjustment to net income (loss) allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(11,912)	1,142
	(934,236)	669,499

Net income (loss) allocated to common shareholders	(471,937)	337,544
Less:
Adjustment to net income (loss) allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(2,765)	(1,142)

	(474,702)	336,402

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,117,745,366	1,132,452,683
Potential increase in number of preferred shares outstanding in respect of stock option plan	7,840,228	5,789,012
Total	1,125,585,594	1,138,241,695

Earnings (Losses) per share — Diluted (Common and Preferred Shares) - in R$	(0.83)	0.59

NOTE 18 — LONG-TERM INCENTIVE PLANS

a)             Stock Options Plan:

	September 30, 2015		December 31, 2014
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$
Available at beginning of the year	2,448,973	19.53	2,793,495	19.44
Options Exercised	(25,210)	19.56	(52,340)	17.34
Options Forfeited	(601,696)	24.84	(292,182)	19.47
Available at the end of the year	1,822,067	18.09	2,448,973	19.53

The average market price of the share in the nine month period ended September 30, 2015 was R$ 8.38 (R$ 13.31 in the year ended December 31, 2014).

As of September 30, 2015 the Company has a total of 31,502,680 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Exercise price	Quantity	Average period of grace (in years)	Average exercise price	Number exercisable at September 30, 2015*
			R$
R$ 17.28	80,742	3.7	13.78	80,742
R$ 54.19	12,581	1.7	43.22	12,581
R$ 78.82	8,953	2.7	62.86	8,953
R$ 10,58 a R$ 29,12	1,719,791	5.0	17.88	25,623
	1,822,067			127,899

*The total of options vested that are exercisable on September 30, 2015 is 127,899 (176,891 on December 31, 2014).

During the three and nine month periods ended September 30, 2015, the long-term incentive plans costs recognized in income were R$ 10,750 and R$ 30,657, respectively (R$ 1,025 and R$ 27,311 on September 30, 2014, respectively).

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. There were no options granted for this plan in 2015.

b) Restricted Shares and Performance Shares Summary:

Quantity on January 01, 2014	7,371,215
Granted	3,981,219
Forfeited/Canceled	(739,017)
Exercised	(527,183)
Quantity on December 31, 2014	10,086,234
Granted	6,486,978
Forfeited/Canceled	(1,109,406)
Exercised	(2,201,274)
Quantity on September 30, 2015	13,262,532

c) Other Plans — North America

In February 2010, the Board of Directors approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

In 2015, an award of approximately US$ 10.7 million (R$ 42.5 million) was granted to participants under the EIP. The Company issued 1,294,587 RSUs, and 1,721,305 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

In 2014, an award of approximately US$ 11.7 million (R$ 46.5 million) was granted to participants under the EIP. The Company issued 767,027 RSUs, and 1,150,541 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On September 30, 2015, there were 585,372 SARs and 102,276 stock options outstanding under the LTIP. These awards have been accrued over the vesting period of 4 years.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

As of September 30, 2015 and December 31, 2014, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 0 (R$ 0) and US$ 370 thousand (R$ 983 thousand), respectively.

NOTE 19 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Depreciation and amortization	(671,291)	(555,423)	(1,900,874)	(1,637,322)
Labor expenses	(1,776,349)	(1,585,149)	(5,263,703)	(4,805,311)
Raw material and consumption material	(7,546,385)	(6,724,996)	(20,568,938)	(19,724,426)
Freight	(720,418)	(564,518)	(1,894,427)	(1,680,204)
Other expenses/income, net	(622,601)	(642,279)	(1,886,480)	(1,991,576)
	(11,337,044)	(10,072,365)	(31,514,422)	(29,838,839)

Classified as:
Cost of sales	(10,714,442)	(9,430,085)	(29,627,942)	(27,847,263)
Selling expenses	(195,595)	(172,206)	(559,992)	(525,337)
General and administrative expenses	(434,561)	(488,796)	(1,367,184)	(1,521,545)
Other operating income	26,479	64,091	126,858	152,563
Other operating expenses	(18,925)	(45,369)	(86,162)	(97,257)
	(11,337,044)	(10,072,365)	(31,514,422)	(29,838,839)

NOTE 20 — FINANCIAL INCOME

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Income from short-term investments	69,203	31,072	215,848	102,820
Interest income and other financial incomes	32,684	34,984	89,667	113,943
Financial income total	101,887	66,056	305,515	216,763

Interest on debts	(412,749)	(283,250)	(1,102,310)	(862,452)
Monetary variation and other financial expenses	(82,593)	(62,518)	(158,979)	(142,627)
Financial expenses total	(495,342)	(345,768)	(1,261,289)	(1,005,079)

Exchange variations, net	(1,044,407)	(308,418)	(1,601,269)	(104,425)
Gains and Losses on derivatives, net	56,525	13,234	70,259	5,533
Financial result, net	(1,381,337)	(574,896)	(2,486,784)	(887,208)

NOTE 21 — SEGMENT REPORTING

On July 14, 2015, the Company announced a material fact regarding changes in the composition of its segments, with implementation as from the 2015 third quarter results financial statements, in order to capture greater strategic and operating synergies in the customer service operations for the South American, North American and Brazilian markets: (a) the operations in Mexico and the Joint Ventures in the Dominican Republic, Guatemala and Mexico become part of the North America Business Operation, which is currently formed by the long steel operations in Canada and United States; (b) the South America Business Operation is created, which will be formed by the long steel operations in Argentina, Chile, Colombia, Peru, Venezuela and Uruguay; (c) the Iron Ore operations become part of the Brazil Business Operation, which is currently formed by the long and flat steel operations in Brazil and the metallurgical coal and coke operations in Colombia: (d) the Special Steel Business Operation will remain unchanged, which is formed by the special steel operations in Brazil, Spain, United States and India.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

For disclosure purposes, the comparative information has been modified regarding the originally presented information, in order to reflect the changes approved by the Gerdau Executive Committee, according to the criteria established by IFRS 8.

	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net sales	3,723,049	3,652,864	4,832,796	3,818,564	1,433,890	1,302,857	2,194,357	2,095,314	(258,747)	(163,654)	11,925,345	10,705,945
Cost of sales	(3,283,211)	(3,052,756)	(4,360,438)	(3,473,336)	(1,268,936)	(1,149,050)	(2,059,596)	(1,921,025)	257,739	166,082	(10,714,442)	(9,430,085)
Gross profit	439,838	600,108	472,358	345,228	164,954	153,807	134,761	174,289	(1,008)	2,428	1,210,903	1,275,860
Selling, general and administrative expenses	(196,710)	(239,423)	(209,014)	(178,779)	(78,755)	(80,009)	(85,946)	(89,355)	(59,731)	(73,436)	(630,156)	(661,002)
Other operating income (expenses)	(93)	756	3,597	(251)	266	(12,230)	(224)	13,817	4,008	16,630	7,554	18,722
Impairment of assets	—	—	(713,216)	—	(354,468)	—	(799,902)	—	—	—	(1,867,586)	—
Equity in earnings of unconsolidated companies	—	—	2,934	31,021	—	(1,329)	—	—	2,574	5,536	5,508	35,228
Operational income (Loss) before financial income (expenses) and taxes	243,035	361,441	(443,341)	197,219	(268,003)	60,239	(751,311)	98,751	(54,157)	(48,842)	(1,273,777)	668,808
Finacial result, net	(178,853)	(162,629)	(52,192)	(33,189)	(38,645)	(22,656)	(62,038)	(59,238)	(1,049,609)	(297,184)	(1,381,337)	(574,896)
Income (Loss) before taxes	64,182	198,812	(495,533)	164,030	(306,648)	37,583	(813,349)	39,513	(1,103,766)	(346,026)	(2,655,114)	93,912
Income and social contribution taxes	(21,896)	(56,159)	(29,673)	(12,894)	(18,472)	(25,792)	(282,552)	(23,870)	1,049,403	286,754	696,810	168,039
Net income (Loss)	42,286	142,653	(525,206)	151,136	(325,120)	11,791	(1,095,901)	15,643	(54,363)	(59,272)	(1,958,304)	261,951

Supplemental information:
Net sales between segments	191,002	100,868	44,558	24,459	59	100	23,128	38,227	—	—	258,747	163,654

Depreciation/amortization	226,669	234,834	225,842	143,411	43,590	44,823	175,190	132,355	—	—	671,291	555,423

	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Investments in associates and jointly-controlled entities	—	—	1,385,848	1,248,339	—	20,250	2,172	1,580	106,345	124,214	1,494,365	1,394,383
Total assets	21,984,026	22,067,352	29,098,617	20,441,298	7,049,875	5,792,553	19,247,965	15,400,776	(890,800)	(659,649)	76,489,683	63,042,330
Total liabilities	12,629,906	11,044,078	6,838,410	5,182,550	2,807,988	1,958,599	9,934,477	7,382,045	8,266,521	4,220,524	40,477,302	29,787,796

	For the nine-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net sales	10,298,827	11,062,162	13,001,363	10,947,425	3,996,476	3,714,043	6,696,840	6,539,668	(861,394)	(560,755)	33,132,112	31,702,543
Cost of sales	(8,897,431)	(8,948,136)	(11,852,043)	(10,225,084)	(3,548,047)	(3,229,568)	(6,197,391)	(6,010,778)	866,970	566,303	(29,627,942)	(27,847,263)
Gross profit	1,401,396	2,114,026	1,149,320	722,341	448,429	484,475	499,449	528,890	5,576	5,548	3,504,170	3,855,280
Selling, general and administrative expenses	(626,603)	(708,629)	(591,043)	(562,026)	(232,122)	(235,940)	(277,031)	(290,782)	(200,377)	(249,505)	(1,927,176)	(2,046,882)
Other operating income (expenses)	2,651	26,650	10,695	26,982	(3,538)	(20,196)	6,387	17,474	24,501	4,396	40,696	55,306
Impairment of Assets	—		(713,216)		(354,468)		(799,902)		—		(1,867,586)	—
Equity in earnings of unconsolidated companies	—	—	8,322	75,732	(1,935)	(3,989)	—	—	12,923	17,108	19,310	88,851
Operational income (Loss) before financial income (expenses) and taxes	777,444	1,432,047	(135,922)	263,029	(143,634)	224,350	(571,097)	255,582	(157,377)	(222,453)	(230,586)	1,952,555
Finacial result, net	(473,148)	(338,104)	(145,871)	(116,480)	(86,107)	(29,740)	(177,597)	(133,491)	(1,604,061)	(269,393)	(2,486,784)	(887,208)
Income (Loss) before taxes	304,296	1,093,943	(281,793)	146,549	(229,741)	194,610	(748,694)	122,091	(1,761,438)	(491,846)	(2,717,370)	1,065,347
Income and social contribution taxes	(81,914)	(285,594)	(11,131)	64,375	(61,472)	(96,653)	(314,262)	(40,608)	1,759,680	388,513	1,290,901	30,033
Net income (Loss)	222,382	808,349	(292,924)	210,924	(291,213)	97,957	(1,062,956)	81,483	(1,758)	(103,333)	(1,426,469)	1,095,380

Supplemental information:
Net sales between segments	673,805	367,454	104,255	79,576	536	100	82,798	113,625	—	—	861,394	560,755

Depreciation/amortization	692,443	667,446	598,769	426,104	139,764	135,394	469,898	408,378	—	—	1,900,874	1,637,322

	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Investments in associates and jointly-controlled entities	—	—	1,385,848	1,248,339	—	20,250	2,172	1,580	106,345	124,214	1,494,365	1,394,383
Total assets	21,984,026	22,067,352	29,098,617	20,441,298	7,049,875	5,792,553	19,247,965	15,400,776	(890,800)	(659,649)	76,489,683	63,042,330
Total liabilities	12,629,906	11,044,078	6,838,410	5,182,550	2,807,988	1,958,599	9,934,477	7,382,045	8,266,521	4,220,524	40,477,302	29,787,796

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

South America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net sales	3,990,157	4,090,650	1,727,013	1,507,235	5,482,375	4,491,574	725,800	616,486	11,925,345	10,705,945

	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Total assets	25,396,747	24,503,901	9,365,481	8,409,583	38,994,530	26,288,644	2,732,924	3,840,202	76,489,683	63,042,330

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

	For the nine-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Net sales	11,077,533	12,276,399	4,886,015	4,376,764	14,883,255	12,921,491	2,285,309	2,127,889	33,132,112	31,702,543

	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Total assets	25,396,747	24,503,901	9,365,481	8,409,583	38,994,530	26,288,644	2,732,924	3,840,202	76,489,683	63,042,330

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRSs require that the Company discloses the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 22 — IMPAIRMENT OF ASSETS

The Company performs tests of impairment of assets, notably goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts. The impairment test of these assets are assessed based on the analysis of facts or circumstances that may indicate the need to perform the impairment test and are performed annually in December, or being anticipated whenever changes in events or circumstances indicate that the goodwill and other long-lived assets may be impaired.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, using as basis, financial and economic projections for each segment. The projections are prepared by taking into consideration observed changes in the economic scenario in the market where the Company operates, as well as assumptions with respect to future results and the historical profitability of each segment.

The Company maintain its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Additionally, as described in Note 21 — Segment Reporting, as from the third quarter results disclosure, the Company made changes to the composition of its business segments.

Based on these events mentioned above, associated with the changes in the segment reporting, the Company concluded for the anticipation of the impairment test of goodwill and other long-lived assets for the third quarter of 2015, in which losses were identified by impairment of assets in the amount of R$ 1,867,586, of which R$ 1,161,688 as a result of impairment testing of other long-lived assets (Note 22.1) and R$ 705,898 as a result of goodwill impairment testing (note 22.2).

22.1 Other assets Impairment test

In the third quarter of 2015, due to the review of the investment plan in certain industrial plants and the shutdown of certain activities due to relevant changes in the economy of the region where these units are located, the tests in other long-lived assets identified impairment losses as follows: a) in fixed assets in certain industrial plants in the Special Steel segment due to the recoverable amount being below the book value in R$ 799,902. These losses were determined based on the difference between the carrying amount and the recoverable amount of these assets in the amount of R$ 1,930,813 representing its value in use (higher between the fair value less cost to sell or its value in use); b) the investment accounted by the equity method of the associate company Corporación Centroamericana del Acero S.A., belonging to the North America segment due to recoverable amount below the carrying amount in R$ 361,786. These losses were determined based on the difference between the carrying amount and the recoverable amount of these assets in the amount of R$ 215,808 representing its value in use (higher of fair value less cost to sell or its value in use).

The discount rates before income tax used for this test are the same as presented in note 22.2 of the goodwill impairment test.

22.2 Goodwill impairment test

The Company has four operating segments, which represent the lowest level in which goodwill is monitored by the Company. On the third quarter of 2015, the Company performed an impairment test of goodwill on its segments. The analysis performed indicated a goodwill impairment loss in the amount of R$ 351,430 for the North America segment and R$ 354,468 for the South America segment. The segments Brazil and Special Steel did not presented goodwill impairment losses in the test performed.

The period for projecting the cash flows for the goodwill impairment test was five years. The assumptions used to determine the value in use based on the discounted cash flow method include prepared in dollars: projected cash flows based on Management estimates for future cash flows, exchange rates, discount rates and growth rates on perpetuity. The cash flow projections already reflect a more challenging competitive scenario than projected in previous years, resulting from a deterioration in the steel consuming markets and overcapacity in the industry, as well as macroeconomic challenges in some geographies in which the Company operates. The perpetuity was calculated considering stable operating margins, levels of working capital and investments. The perpetuity growth rates considered were: a) North America: 3% (3% in

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of September 30, 2015

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

December 2014); b) Special Steel: 3% (3% in December 2014); c) South America: 2.2% (3% in December 2014); d) Brazil: 3% (3% in December 2014).

The pre-tax discount rates used were determined taking into consideration market information available on the date of performing the impairment test. The Company adopted distinct rates for each business segment tested with the purpose of reflecting the differences among the markets in which each segment operates, as well as the risks associated to each of them. The pre-tax discount rates used were: a) North America: 11.7% (11.4% in December 2014); Special Steel: 12.4% (12.5% in December 2014); c) South America: 13.7% (11.9% in December 2014) and d) Brazil: 14.2% (13.9% in December 2014).

The discounted cash flows are compared to the carrying amount of each segment and result in the recoverable amount as follows: a) North America: below the carrying amount in R$ 351 million (exceeded the carrying amount in R$ 1,699 million in December 2014); b) South America: below the carrying amount in R$ 354 million (exceeded the carrying amount in R$ 668 million in December 2014); c) Special Steel: exceeded the carrying amount in R$ 252 million (exceeding the carrying amount in R$ 1,591 million in December 2014); and d) Brazil: exceeded the carrying amount in R$ 190 million (exceeded the carrying amount in R$ 3.103 million in December 2014).

The Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows.

An increase of 0.5 percentage points in the discount rate to discount the cash flow of each segment would result in recoverable amounts below the book value and/or exceed the book value as follows: a) North America: below the book value in R$ 1,599 million (exceeded the book value in R$ 394 million in December 2014); b) Special Steel: below the book value in R$ 401 million (exceeded the book value in R$ 785 million in December 2014); c) South America: below the book value in R$ 253 million (exceeded the book value in R$ 186 million in December 2014); and d) Brazil: below the book value in R$ 813 million (exceeded the book value in R$ 2,073 million in December 2014).

On the other hand, a decrease of 0.5 percentage points in the perpetuity growth rate used in the discounted cash flow for each segment would result in recoverable amounts below the book value and/or exceed the book value as follows: a) North America: below the book value in R$ 1,038 million (exceeded the book value in R$ 678 million in December 2014); b) Special Steel: below the book value in R$ 171 million (exceeded the book value in R$ 976 million in December 2014); c) South America: below the book value in R$ 130 million (exceeded the book value in R$ 310 million in December 2014); and d) Brazil: below the book value in R$ 470 million (exceeded the book value in R$ 2,365 million in December 2014).

The Company will maintain over the next quarter and year its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a more challenging scenario than that in recent years, the events mentioned above, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 23 - SUBSEQUENT EVENTS

II) On October 20, 2015, the Board of Directors of Gerdau S.A. unanimously approved Gerdau S.A. to provide guarantees, jointly and severally with the company Gerdau Aços Longos S.A.; Gerdau Açominas S.A.; and Gerdau Aços Especiais S.A., to its associates, jointly-controlled entities and subsidiaries, in an operation to implement a global credit line, called “Senior Unsecured Global Working Capital Credit Agreement” with original maturity of three years that may be extended for a period of up to two years more, with the following additional features: a) amount of up to US$ 1,000,000,000.00; having as structuring bank Banco Santander (Brazil) S.A. and creditor banks by up to 12 financial institutions, all first-rate, to be timely contracted as individual procedures for credit approval, considering terms and conditions stipulated by Gerdau S.A.

I) On October 26, 2015, the Company proposed payment of dividends to be paid on pre-existing retained earnings, based on the adjusted net income of the third quarter of this year, which will be calculated and credited on the shareholding interest owned on November 09, 2015, in the amount of R$ 67.5 million (R$ 0.04 per common and preferred share), with payment on November 19, 2015, submitted to the approval of the Board of Directors on October 29, 2015.

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